Exhibit 99.1

Yingli Green Energy Announces ADS Ratio Change

BAODING, China, December 17, 2015 - Yingli Green Energy Holding Company Limited ("Yingli Green Energy" or the "Company") (NYSE:YGE), one of the world's leading solar panel manufacturers, today announced that it will change the ratio of its American Depositary Shares ("ADSs") to ordinary shares, par value US$0.01 per share ("Shares") from one (1) ADS to one (1) Share to one (1) ADS to ten (10) Shares (the "Ratio Change"). The effective date of the Ratio Change is expected to be December 28, 2015.

Each shareholder of record at the close of business on December 28, 2015 will be required to exchange every ten (10) ADSs then held for one (1) new ADS. The effect on the ADS price will take place on December 28, 2015.

For Yingli Green Energy's ADS holders, the Ratio Change will have the same effect as a one-for-ten reverse ADS split. There will be no change to Yingli Green Energy's underlying Shares. ADS holders will be required to surrender their existing ADSs in exchange for new ADSs of the Company. No new Shares will be issued in connection with the Ratio Change.

JPMorgan Chase Bank, N.A. will contact ADS holders and arrange for the exchange of their current ADSs for new ADSs. As a result of this Ratio Change, the ADS price is expected to automatically increase proportionally, although the Company can give no assurance that the post-change ADS price will be equal to or greater than the pre-change ADS price multiplied by the ratio.

The Company believes that the Ratio Change is in the best interests of its shareholders as it will assist the Company in regaining compliance with the minimum average closing price continued listing standard of the New York Stock Exchange. However, the Company can give no assurance that this goal will be achieved upon the effectiveness of the Ratio Change.

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), known as "Yingli Solar," is one of the world's leading solar panel manufacturers. Yingli Green Energy's manufacturing covers the photovoltaic value chain from ingot casting and wafering through solar cell production and solar panel assembly. Headquartered in Baoding, China, Yingli Green Energy has more than 30 regional subsidiaries and branch offices and has distributed more than 14 GW solar panels to customers worldwide. For more information, please visit www.yinglisolar.com and join the conversation on Facebook, Twitter and Weibo.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy's control, which may cause Yingli Green Energy's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy's filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Qing Miao
Vice President of Corporate Communications
Yingli Green Energy Holding Company Limited
Tel: +86 312 8929787
E-mail: ir@yingli.com